UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2019

Commission File No. 001-38145

AURYN RESOURCES INC.

(Translation of registrant's name into English)

Suite 600, 1199 West Hastings Street

Vancouver, British Columbia, V6E 3T5 Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  [ ] Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

SUBMITTED HEREWITH
Exhibits
99.1	Technical Report On The Sombrero Project, Ayacucho Department, Peru
99.2	Consent of Qualified Person – Andrew Turner, B.Sc., P.Geol.

  SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AURYN RESOURCES INC.

Date: March 14, 2019

/s/ Peter Rees
________________________________
Peter Rees
Chief Financial Officer